POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance and financial condition of Points International Ltd. and its subsidiaries (which are also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited condensed consolidated interim financial statements (including the notes thereto) as at and for the three and six months ended June 30, 2015, 2014 Annual MD&A and 2014 Audited Annual Consolidated Financial Statements and Notes thereto and other recent filings with Canadian and U.S. securities regulatory authorities, which may be accessed at www.sedar.com or www.sec.gov.

All financial data herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of August 5, 2015 and was reviewed by the Audit Committee of the Corporation’s Board of Directors.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Corporation’s expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and guidance; the size of the Corporation’s pipeline opportunities; evolving the Corporation’s open platform strategy; improving data and transactional capabilities; expected gross margin dollars and percent; the Corporation’s ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; and the financial obligations with respect to revenue guarantees.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume the Corporation will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with the Corporation’s past experience, that the Corporation will be able to generate new business from its pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with the Corporation’s past experience and the Corporation will be able to contain costs. The Corporation’s ability to convert its pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that the Corporation will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that the Corporation will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important assumptions, factors, risks and uncertainties are included in the press release announcing the Corporation’s second quarter 2015 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim management's discussion and analysis, and annual and interim consolidated financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

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The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-GAAP MEASURES

The Corporation’s financial statements are prepared in accordance with IFRS. Management uses certain non-GAAP measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board in assessing the Corporation’s performance and making decisions about ongoing operations. These measures are also used by investors, as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products help the world’s leading loyalty programs increase loyalty member engagement and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a privately branded and Points’ branded basis. In addition, the Corporation operates the consumer website www.points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs.

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Through leading proprietary technology, the Corporation’s e-commerce solutions are utilized by over 50 of the world’s leading loyalty programs, including:

•	United Airlines MileagePlus	•	InterContinental Hotels Group
•	Southwest Airlines Rapid Rewards	•	Scandinavian Airlines EuroBonus
•	British Airways Executive Club	•	Hilton HHonors
•	Virgin Atlantic Flying Club	•	Alaska Airlines Mileage Plan
•	AF-KLM Flying Blue	•	Saudi Arabian Airlines Alfursan
•	Starwood Preferred Guest	•	Delta Air Lines SkyMiles
•	Hyatt Gold Passport	•	American Airlines AAdvantage
•	jetBlue TrueBlue	•	Lanpass

In 2015, Points expects to deliver approximately $400 million annually in additional revenue for partners whose loyalty program members number over 500 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (TSX: PTS) and on the NASDAQ CapitalMarket (NASDAQ: PCOM).

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies directly to program members. The Corporation categorizes its revenue in three ways: principal revenue, other partner revenue and interest income. Principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from partners at wholesale rates and resells them directly to consumers. In addition, the Corporation may assume additional responsibility when assuming a principal role, such as credit and/or inventory risk. Other partner revenue includes transactional revenue that is realized when the Corporation assumes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners and other revenue received from partners which is not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

The Loyalty Market

Year over year, loyalty programs continue to generate a significant source of ancillary revenue and cash flows for program operators. According to Colloquy, a leading consultant and research firm focused on the loyalty industry, the number of loyalty memberships in the U.S. increased from 2.6 billion in 2012 to 3.3 billion in 2014, representing an increase of 26%. During the same time period, the average U.S. household belonged to 29 loyalty programs as of 2014, versus 22 loyalty programs in 2012 (source: 2015 Colloquy Loyalty Census, February 2015). As the number of loyalty memberships continues to increase, the level of diversification in the loyalty landscape is evolving. While the airline, specialty retail, and financial services industries continue to be dominant industries in the U.S., smaller verticals, including the restaurant and drug store industries are beginning to see larger increases in their membership base. In addition, newer loyalty concepts, such as large e-commerce programs, daily deals, and online travel agencies, are becoming more prevalent in the industry. As a result of this changing landscape, loyalty programs must continue to actively engage their members and provide them with innovative value propositions to continue to drive activity in their programs.

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In light of this changing landscape, the Corporation has committed to investing in continuously improving its infrastructure to enable ongoing scalability of the solutions it brings to the loyalty industry. To this end, it has developed and advanced its loyalty commerce platform, which is an application programming interface (“API”) driven transactional platform that provides external product developers easy access to direct integrations with the Corporation’s loyalty program partners. The loyalty commerce platform provides a medium to more easily facilitate loyalty currency transactions and provide greater access to loyalty based products that improve member engagement and loyalty revenue growth. The Corporation remains focused on increasing the number of loyalty program partners and product providers participating on the loyalty commerce platform to capture a larger portion of the growing loyalty industry.

QUARTERLY HIGHLIGHTS

Highlights of operating results for the three months ended June 30, 2015 include:

  Quarterly revenue of $67,898, lower by $2,547, or 4% from the prior year quarter;

  Quarterly gross margin of $11,321, an increase of $514, or 5% over the prior year quarter (please refer to ‘Revenue, Direct Costs and Gross Margin’ on page 7 for definition and explanation);

  Net income of $1,721, an increase of $ 501, or 41 % over the prior year quarter;

  Earnings before interest, taxes, depreciation, amortization and foreign exchange (“Adjusted EBITDA”) of $3,283, higher by $717 or 28% from the prior year quarter
  (please refer to ‘Adjusted EBITDA’ on page 11 for definition and explanation); and,

  As at June 30, 2015, the Corporation has cash and cash equivalents of $40,535 and no debt.

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SELECTED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

	For the three months ended		For the six months ended
(In thousands of US dollars, except per	June 30,	June 30,	June 30,	June 30,
share amounts) (unaudited)	2015	2014	2015	2014
Revenue	$67,898	$70,445	$135,015	$128,702
Gross margin[1]	11,321	10,807	22,622	19,075
Other operating costs	8,038	8,241	15,760	15,309
Adjusted EBITDA[2]	3,283	2,566	6,862	3,766
Operating income[3]	2,541	1,960	5,107	2,684
Net income	$1,721	$1,220	$3,436	$1,663
Earnings per share
Basic	$0.11	$0.08	$0.22	$0.11
Diluted	$0.11	$0.08	$0.22	$0.11
Weighted average shares outstanding
Basic	15,614,542	15,401,248	15,640,421	15,384,557
Diluted	15,665,994	15,644,840	15,713,499	15,653,519
Total assets	$88,044	$91,899	$88,044	$91,899
Shareholders' equity	$42,961	$34,698	$42,961	$34,698

1Gross margin is a non-GAAP financial measure. Refer to page 7 for definition and explanation.

2Adjusted EBITDA is a non-GAAP financial measure. Refer to page 11 for definition and explanation.

3Operating income is an additional GAAP measure presented in the financial statements, and is defined as Net income before Interest and Income tax expense. Management presents this additional GAAP measure to provide comparability of the Corporation’s operating income before the impact of interest and taxes.

BUSINESS RESULTS AND OUTLOOK

Financial results for the second quarter of 2015 reflect continued growth in profitability and operating leverage while absorbing the impacts of airline industry consolidation. Throughout the first half of 2015, the Corporation delivered year over year increases to Adjusted EBITDA and net income while continuing to invest against its loyalty commerce platform and consumer product offerings. In addition, the Corporation continued to execute against its new partner pipeline, expanding the reach of its products in the growing Asian loyalty market.

In the second quarter of 2015, the Corporation generated revenues of $67,898, a 4% decrease year over year. In contrast, gross margin increased 5% from the second quarter of 2014 to $11,321. On a year to date basis, year over year revenues and gross margin increased 5% and 19%, respectively. The revenue and gross margin profile in the first half of 2015 was reflective of promotional activity that was heavily weighted towards higher margin but smaller reseller partnerships, which had a lower revenue impact. The impact of this promotional mix was reflected in the Corporation’s gross margin percentage for the period ended June 30, 2015, which was 17% compared to 15% in the prior year period. In addition, the Corporation started to absorb the departure of the American Airlines and US Airways Buy, Gift and Transfer (“BGT”) business in the second quarter. The decrease in revenue and gross margin associated with these products in the first half of 2015 was largely offset by the addition of new reseller partnerships over the last twelve months, and to a lesser extent, organic growth from existing partnerships.

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From a profitability perspective, the Corporation delivered quarterly Adjusted EBITDA of $3,283, a 28% year over year increase. Similarly, net income increased 41% on a year over year basis to $1,721. Adjusted EBITDA as a percentage of gross margin, an internal measure used to assess operating efficiency, was 29% in the second quarter, compared to 24% in the prior year quarter. On a year to date business, year over year Adjusted EBITDA and Net Income increased 82% and 107%, respectively.

The Corporation continues to invest in the development of the Corporation’s loyalty commerce platform and expansion of its consumer strategy, two key investment areas for Points in 2015. To date in 2015, the Corporation advanced its efforts on expanding the platform’s marketing and merchandising capabilities related to its core retailing products, including responsive design for mobile devices and personalized offers. The Corporation has begun transitioning its legacy partners over to the new platform to fully take advantage of the new capabilities.

On the consumer side of the business, the Corporation continued development efforts on its loyalty wallet in the second quarter, a distributable product expected to be in-market in the second half of 2015. Management expects the loyalty wallet to be complimentary to the expanding digital wallet landscape. In addition, the Corporation expects to relaunch its points.com product in the third quarter of 2015, which will feature a mobile responsive design and an improved user interface that is aimed at increasing user engagement. Lastly, the Corporation is in the final stages of developing its private-label hotel booking platform. The Corporation has signed one major European airline to participate on the product to date, which it expects to be in market towards the end of 2015. The product will allow members to earn miles in the European airline’s loyalty program from booking hotel stays through their own private-branded hotel booking website.

From a partner development perspective, the Corporation expanded the reach of its loyalty products in the growing Asian loyalty market during the second quarter. First, the Corporation launched a new commission revenue partnership with Hainan Airlines, the fourth largest airline in terms of fleet size in the People’s Republic of China. Launched in May, the Corporation now powers the BG and exchange products for international members of the Fortune Wings Club program. While the initial launch of these products with Hainan contemplates a fairly limited scope in which the program will be made available to international loyalty program members only, the new partnership provides the Corporation with some first-mover advantages in the People’s Republic of China, a market with long-term growth potential. In addition, the Corporation signed a new principal partnership with Shangri-La hotels, a premier hotel network that operates 92 hotels across across North America, Europe, Australia, China, and the Middle East. The new partnership with Shangri-La’s Golden Circle Loyalty program will enable loyalty program members the ability to buy and gift their loyalty points. The Corporation expects this new partnership to launch in the fourth quarter of 2015. Given the long-term growth potential in the Asian market place, management is focused on building out these new relationships and expanding the reach of its products in this region.

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Management expects to deliver strong full year growth in revenue and Adjusted EBITDA and remains on track to meet its 2015 financial guidance. Additionally, management remains focused on long term growth and will continue to invest against its core technology and product initiatives that are focused on broader opportunities in the loyalty industry.

RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenues less direct costs of principal revenue, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. Gross margin is viewed by management to be an integral measure of financial performance as it represents an internal measure of ongoing growth and the amount of revenues retained by the Corporation that are available to fund ongoing operating expenses, including incremental spending that is in line with the long term investment strategy of the Corporation. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships (with higher partner engagement) that are expected to lead to sustained profitability for the Corporation. In general, the Corporation seeks to maximize the gross margin generated from each loyalty partner relationship. For this reason, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase and resale of such currency, and credit card processing fees.

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	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollar) (unaudited)	2015	2014	2015	2014
Principal revenue	$64,930	$67,908	$127,555	$124,070
Other partner revenue	2,951	2,516	7,427	4,592
Interest revenue	17	21	33	40
Total revenue	67,898	70,445	135,015	128,702
Direct cost of principal revenue	56,577	59,638	112,393	109,627
Gross margin[1]	$11,321	$10,807	$22,622	$19,075
Gross margin %[2]	17%	15%	17%	15%

1Gross margin is a non-GAAP financial measure and is defined as Total revenue less Direct cost of principal revenue. Refer to page 7 for definition and explanation.

2 Gross margin % is a non-GAAP financial measure and is defined as Gross margin as a percentage of Total revenue.

Revenue growth is dependent on various factors, including the timing and size of promotions that are sent by the Corporation to loyalty program partners’ membership bases, growth in a partner’s membership base, and the effectiveness of other marketing campaigns and channels initiated by the Corporation to generate incremental revenues.

The Corporation generated revenue of $67,898 for the three months ended June 30, 2015, a decrease of $2,547, or 4% over the same quarter of 2014. The lower quarterly revenues from the prior year period is primarily attributable to the departure of the US Airways and American Airlines BGT products, which was partially offset by revenues from the launch of new partnerships in the last twelve months as well as organic growth from the Corporation’s existing products and partners of approximately 3%. Revenue for the six month period ended June 30, 2015, increased $6,313 or 5% over the comparable prior year period. The increase in year to date revenues is due to the contribution from new partnerships added over the last twelve months and organic revenue growth from the Corporation’s existing partnership base of approximately 6%, which more than offset the lost revenue from the departure of the American Airlines and US Airways BGT products. Year to date revenues were adversely impacted by foreign exchange of $2,788 in the first half of 2015, with the EURO weakening almost 20% against the US dollar on a year over year basis. Had foreign exchange rates remained at 2014 levels, year to date organic revenue growth for the six months ended June 30, 2015 would have been approximately 9%.

Principal revenue for the second quarter of 2015 was $64,930, a decrease of 4% over the second quarter of 2014. The reduction in principal revenues from the US Airways departure was largely offset by the addition of new principal partnerships over the last twelve months and growth from the Corporation’s existing partnership base. In addition, promotional activity during the second quarter was heavily weighted towards higher margin partnerships that had a lower impact on revenue relative to the promotional activity in the prior year quarter. On a year to date basis, principal revenue for the six month period ended June 30, 2015 increased $3,485 or 3% over the comparable prior year period. The year to date increase over the prior year period was a result of new partnerships launched over the last twelve months, and to lesser extent, growth in the Corporation’s existing partnership base. New principal partnerships launched in the last twelve months include the BGT products with Hilton HHonors in June 2014 and BGT and Reinstate products with United Airlines MileagePlus in December 2014. The principal revenues contributed from these two partnerships in the first six months of 2015, as well as revenues from organic partnerships more than offset decreases resulting from the departure of activity with US Airways.

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Other partner revenue for the second quarter of 2015 was $2,951, higher by $435, or 17% from the second quarter of 2014. Other partner revenue for the six month period ended June 30, 2015 increased $2,835 or 62% over the comparable prior year period. The year-over-year increase was primarily due to US Airways BGT revenues being recognized as other partner revenue effective January 1, 2015, the addition of new products launched over the last twelve months, and growth from existing commission partnerships.

Gross margin for the second quarter of 2015 was $11,321, an increase of $514, or 5%, from the prior year quarter. Gross margin for the six month period ended June 30, 2015 increased $3,547 or 19% over the comparable prior year period. The increase in gross margin dollars from prior periods was largely driven by new partnerships launched over the last twelve months, as well as organic growth from the existing partnership base. Gross margin percentage moved from 15% in both the second quarter of 2014 and for the six months ended June 30, 2014, to 17% in the second quarter of 2015 and for the six months ended June 30, 2015. The increase in gross margin percentage was impacted by the mix of promotional activity, which was more weighted towards higher margin partnerships relative to prior year periods. In addition, revenues from the US Airways BGT program were recorded as other partner revenue in the first quarter, benefiting gross margin percentage relative to the prior year.

ONGOING OPERATING COSTS

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollars) (unaudited)	2015	2014	2015	2014
Employment costs	$5,823	$6,151	$11,747	$11,656
Marketing and communications	399	328	674	526
Technology services	361	280	631	499
Operating expense	1,455	1,482	2,708	2,628
Total ongoing operating costs	$8,038	$8,241	$15,760	$15,309

Ongoing operating costs are predominantly cash-based expenditures and include employment costs, marketing and communications expenditures, technology service costs and operating expenses. Approximately 70% of ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, management enters into foreign exchange forward contracts for approximately half of its predictable Canadian dollar expenditures on a rolling 12-month basis to mitigate the impact of foreign exchange volatility.

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Ongoing operating costs for the second quarter of 2015 decreased 2% compared to the prior period. For the six months ended June 30, 2015, ongoing operating costs increased $451 or 3% versus the comparable prior year period. While the Corporation has gradually increased investment levels over the last twelve months against the loyalty commerce platform and consumer products, ongoing operating costs have remained relatively flat with prior year levels due to foreign exchange savings from the weakening of the Canadian dollar and higher employee incentives incurred in the prior year period.

Employment Costs

Employment costs include salaries and bonuses, employee share-based compensation expenses, contract labour charges, recruiting, benefits and other related taxes, and are predominantly incurred in Canadian dollars. Employment costs of $5,823 in the second quarter of 2015 decreased by $328, or 5%, from the second quarter of 2014. For the six months ended June 30, 2015, employment costs increased $91 or 1% from the comparable prior year period.

The decrease in second quarter employment costs over the prior year quarter was primarily attributable to higher employee incentives provided in the prior year period combined with foreign exchange savings on unhedged operating expenses resulting from the continued depreciation of the Canadian dollar relative to the prior year period. Compared to the prior year period, the Canadian dollar has depreciated 11% against the US dollar. These savings were largely offset by increased investment levels. Full time equivalents (“FTEs”) for the second quarter of 2015 were 195, an increase of 17% from 166 in the prior year quarter. The year over year increase in FTEs was largely due to additional hiring in the San Francisco office, which was acquired in the Corporation’s acquisition of Accruity Inc. in April of 2014. Personnel in the San Francisco office are predominantly technology and product based and focused on expanding the Corporation’s consumer offerings. In addition, the Corporation has added key roles to its Toronto office in the areas of marketing and technology.

The Corporation will continue to make focused internal technology investments for the balance of 2015 against key platform initiatives. If current Canadian dollar exchange rates remain near current levels, employment costs are expected to increase marginally throughout the course of the year and increase approximately 5% on a full year basis.

Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations costs, and other online marketing and promotional activities. Marketing costs for the second quarter of 2015 increased $71, or 22%, from the second quarter of 2014. For the six months ended June 30, 2015, marketing and communications costs increased $148 or 28% versus the comparable prior year period. The increase from prior year periods is due to higher product promotional activity incurred in 2015. Promotional activity is expected to be higher in the second half of 2015 relative to the first half of 2015. As a result, marketing and communications expense is expected to increase in the last half of 2015.

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Technology Services

Technology services include online hosting and managed services, equipment rental and software license fees. Technology service costs for the second quarter of 2015 increased by $81, or 29%, from the second quarter of 2014. For the six months ended June 30, 2015, technology costs increased $132 or 26% from the comparable prior year period. The increase from the prior year periods is primarily attributable to the cost of additional server space as well as additional software license costs. Technology services expenditures are expected to increase marginally throughout the course of 2015.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses were relatively flat compared with prior year periods, decreasing 2%, from the second quarter of 2014 and increasing 3% on a year to date basis. Higher professional fees incurred in the prior year associated with the acquisition of Accruity Inc. in April 2014 were offset by increased operating costs associated with the acquisition of Crew Marketing International, Inc. (“Crew Marketing”) in December 2014. Operating expenses are expected to increase marginally throughout the course of 2015.

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, AND FOREIGN EXCHANGE (“Adjusted EBITDA”)

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, interest and other income, depreciation and amortization, and foreign exchange. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance.

Management believes that Adjusted EBITDA is an important indicator of the Corporation’s ability to generate liquidity through operating cash flow to fund future working capital needs and fund future capital expenditures and uses the metric for this purpose. Adjusted EBITDA is also used by investors and analysts for the purpose of valuing an issuer. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

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Adjusted EBITDA

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollars)(unaudited)	2015	2014	2015	2014
Net income	$1,721	$1,220	$3,436	$1,663
Interest and other income	-	-	-	(5)
Income tax expense	820	740	1,671	1,026
Depreciation and amortization	883	544	1,760	1,088
Foreign exchange loss (gain)	(141)	62	(5)	(6)
Adjusted EBITDA[1]	$3,283	$2,566	$6,862	$3,766
Gross Margin	$11,321	$10,807	$22,622	$19,075
Adjusted EBITDA[1] as a % of Gross Margin	29%	24%	30%	20%

1 Adjusted EBITDA is a non-GAAP financial measure. Refer to page 11 for definition and explanation.

For the quarter ended June 30, 2015, the Corporation’s Adjusted EBITDA was $3,283, an increase of $717 or 28% from the second quarter of 2014. For the six months ended June 30, 2015, Adjusted EBITDA was $6,862, an increase of $3,096 or 82% over the comparable prior year period. The increase over prior year periods is largely due to incremental gross margin dollars from new principal partners launched over the last twelve months combined with relatively flat operating expenses compared to the prior year.

Adjusted EBITDA as a percentage of gross margin is viewed by management as a key internal measure of operating efficiency. This measure demonstrates the Corporation’s ability to generate profitability after it has funded ongoing operating costs and made investments in key strategic areas. For the three months ended June 30, 2015, Adjusted EBITDA as a percentage of gross margin was 29%, up from 24% in the prior year quarter. For the six months ended June 30, 2015, Adjusted EBITDA as a percentage of gross margin was 30%, up from 20% in the comparable prior year period.

DEPRECIATION, AMORTIZATION, INCOME TAX, INTEREST AND OTHER EXPENSES

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollars) (unaudited)	2015	2014	2015	2014
Depreciation and amortization	$883	$544	$1,760	$1,088
Foreign exchange loss (gain)	(141)	62	(5)	(6)
Interest and other charges	-	-	-	(5)
Income tax expense	820	740	1,671	1,026
Total	$1,562	$1,346	$3,426	$2,103

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Depreciation and Amortization Expense

Depreciation and amortization expense in the second quarter of 2015 increased $339, or 62%, from the second quarter of 2015. For the six months ended June 30, 2015, depreciation and amortization expense decreased $672 or 62% over the comparable prior year period. The increase from prior year periods is primarily related to the amortization of intangible assets acquired from Crew Marketing in December 2014.

Foreign Exchange (“FX”) Gain / Loss

Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-end foreign exchange (“FX”) rate. The net effect after translating the balance sheet accounts is recorded in the consolidated interim statement of comprehensive income for the period.

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. The majority of the Corporation’s revenues in the second quarter of 2015 were transacted in US dollars, EUROs and British Pounds. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar and EURO. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current income. For the quarter ended June 30, 2015, the Corporation reclassified a loss of $236, net of tax, from other comprehensive loss into net income (2014 - reclassified loss of $147, net of tax, from other comprehensive loss into net income). The cash flow hedges were effective for accounting purposes at June 30, 2015. Realized losses from the Corporation’s hedging activities, in 2015, were driven by the appreciation of the U.S. dollar.

For the quarter ended June 30, 2015, the Corporation recorded a foreign exchange gain of $141 compared with a foreign exchange loss of $62 in the second quarter of 2014, primarily driven by an appreciation of the US dollar resulting in foreign exchange gain.

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Income Tax Expense/Recovery

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded an income tax expense of $820 for the quarter ended June 30, 2015. Income tax expense was $1,671 for the six months ended June 30, 2015. This expense largely relates to the reduction of deferred tax assets and recognition of a deferred tax liability, as the Corporation generated taxable income in the second quarter of 2015.

NET INCOME AND EARNINGS PER SHARE

	For the three months ended		For the six months ended
(In thousands of US dollars, except per	June 30,	June 30,	June 30,	June 30,
share amounts) (unaudited)	2015	2014	2015	2014
Net income	$1,721	$1,220	$3,436	$1,663
Earnings per share
Basic	$0.11	$0.08	$0.22	$0.11
Diluted	$0.11	$0.08	$0.22	$0.11

The Corporation reported net income of $1,721 for the quarter ended June 30, 2015 compared with net income of $1,220 for the quarter ended June 30, 2014. The increase from the prior year period was primarily due to higher Adjusted EBITDA generated in the second quarter, partially offset by increased income tax expense and higher depreciation and amortization charges.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,614,542 common shares for the quarter ended June 30, 2015, compared with 15,665,994 common shares for the quarter ended June 30, 2014. The Corporation reported basic earnings per share and diluted earnings per share of $0.11 for the second quarter of 2015 compared with basic earnings per share and diluted earnings per share of $0.08 for the second quarter of 2014.

BALANCE SHEET VARIANCES

Consolidated Balance Sheet Data as at	June 30,	Dec 31,
(In thousands of US dollars) (unaudited)	2015	2014
Cash and cash equivalents	$40,535	$36,868
Restricted cash	1,304	1,573
Funds receivable from payment processors	5,190	6,691
Accounts receivable	2,216	2,305
Prepaid expenses and other assets	4,043	1,134
Total current assets	$53,288	$48,571

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Property and equipment	1,570	1,856
Intangible assets	18,373	18,320
Goodwill	7,130	7,130
Deferred tax assets	2,349	3,492
Long-term investment	5,000	5,000
Other assets	334	692
Total non-current assets	$34,756	$36,490

Accounts payable and accrued liabilities	$4,424	$6,260
Payable to loyalty program partners	38,747	36,030
Current portion of other liabilities	1,246	1,285
Total current liabilities	$44,417	$43,575
Total non-current liabilities	$666	$269
Total shareholders’ equity	$42,961	$41,217

Cash and cash equivalents

The Corporation’s cash and cash equivalents balance increased $3,667 compared to the end of 2014. The increase in cash and cash equivalents was due to incremental Adjusted EBITDA earned during the first half of 2015, offset by cash outflows related to the Corporation’s normal course issuer bid initiated in March 2015 that resulted in the buy-back of common shares and the purchase of common shares to fund the Corporation’s employee share unit plan.

Funds receivable from payment processors

The Corporation’s funds receivable from payment processors balance decreased $1,501 compared to the end of 2014, which is attributable to the timing of promotional activities. In general, the Corporation will experience a higher balance when promotions are timed towards the end of the fiscal period, and when the receivable balances have not been settled in cash by payment processors.

Prepaid expenses and other assets

The Corporation’s prepaid expenses and other assets balance increased $2,909 compared to the end of 2014. This increase was primarily the result of the Corporation recording approximately $2,255 in mileage inventory related to one revenue guarantee that was not met in 2015. This inventory can be drawn down by the Corporation in the next contractual operating year and sold to loyalty program members. The remaining increase is a result of the timing of additions to prepaid assets, which generally include annual renewals of insurance and licenses.

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Deferred tax asset

The Corporation’s deferred tax asset balance decreased $1,143 compared to the end of 2014, and was primarily a result of the Corporation generating taxable income in the first six months of 2015.

Accounts payable and accrued liabilities

The Corporation’s accounts payable and accrued liabilities balance decreased $1,836 compared to the end of 2014, and is primarily due to the timing of payments including the Corporation’s annual employee incentives, as well as professional and consulting fees associated with the acquisition of Crew Marketing in December 2014.

Payable to loyalty program partners

The Corporation’s payable to loyalty program partners balance increased $2,717 compared to the end of 2014, which is primarily attributable to the timing of payments made to loyalty partners. The Corporation will typically remit funds to loyalty program partners approximately 30 days after the month of loyalty currency sales.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	June 30,	December 31,	June 30,
(In thousands of US dollars)(unaudited)	2015	2014	2014
Cash and cash equivalents	$40,535	$36,868	$59,614
Restricted cash	1,304	1,573	1,602
Funds receivable from payment processors	5,190	6,691	6,882
Total funds available	47,029	45,132	68,098
Payable to loyalty program partners	38,747	36,030	50,716
NET OPERATING CASH[1]	$8,282	$9,102	$17,382

Total current assets	$53,288	$48,571	72,403
Total current liabilities	44,417	43,575	56,515
WORKING CAPITAL	$8,871	$4,996	$15,888

1 Management defines “Net Operating Cash” as ‘Total Funds Available’ (Cash and cash equivalents, Restricted cash, Funds receivable from payment processors, and Security deposits) less amounts Payable to loyalty program partners. Management believes that this non-GAAP financial measure provides a useful measure of the Corporation’s liquidity. Other issuers may include other items in their definition of ‘Net Operating Cash’. Therefore it is unlikely to be comparable to similar measures presented by other issuers.

The Corporation’s financial strength is reflected in its balance sheet. As at June 30, 2015, the Corporation continues to remain debt free with $8,282 of net operating cash. Net operating cash decreased $820 from December 31, 2014. Primary uses of net operating cash included cash used for normal course issuer bid share repurchases in the amount of $1,963, share repurchases to fund the Corporation’s stock unit plan in the amount of $1,106, capital and intangible asset additions made during the period, and changes in other working capital balances. This was slightly offset by Adjusted EBITDA of $6,862 generated in the six month period ended June 30, 2015.

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The Corporation’s working capital (defined as current assets minus current liabilities) was $8,871 at June 30, 2015 compared to working capital of $4,996 as at December 31, 2014. Working capital increased primarily due to Adjusted EBITDA generated during the first half of 2015, slightly offset by investing and financing activities during the period. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases.

Sources and Uses of Cash

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollars) (unaudited)	2015	2014	2015	2014
Operating activities	$(2,900)	$5,083	$7,305	$258
Investing activities	53	(3,644)	(1,277)	(4,131)
Financing activities	(2,161)	(717)	(2,798)	(644)
Effects of exchange rates	(585)	(53)	437	(57)
Change in cash and cash equivalents	$(5,593)	$669	$3,667	$(4,574)

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate depending on the timing of promotional activity and partner payments. In the second quarter of 2015, and compared to the prior year quarter, the Corporation experienced a decrease in cash from operating activities due to the changes in the timing of funds receivable from payment processors and amounts payable to loyalty program partners including one revenue guarantee that was not met in the second quarter of 2015. This was offset by incremental EBITDA earned during the quarter. For the six-months ended June 30, 2015, the Corporation experienced an increase in cash from operating activities as a result of incremental EBITDA earned during this period.

Investing Activities

Cash used in investing activities generally includes the purchase of capital assets and intangible assets in the period, and in 2014 also included acquisition activities. In the current year quarter, investing activities included an increase in restricted cash and continued investment in capital and intangible assets that were mainly focused on building out the Corporation’s technology capabilities. In the second quarter of 2014, the Corporation completed the acquisition of Accruity Inc. in April 2014 which included cash consideration of $1,511. In addition, the Corporation also made its final tranche payment in China Rewards in May 2014 in the amount of $1,500.

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Throughout 2015, the Corporation will focus a significant amount of its development resources on enhancing its core retailing products, developing its loyalty commerce platform, and increasing efforts on consumer products, including development of the loyalty wallet and the white label hotel booking platform.

Financing Activities

Cash flows provided by financing activities for the six month period ended June 30, 2015 were primarily related to the repurchase of shares in accordance with the Corporation’s announcement in February 2015 to make a normal course issuer bid commencing in March 2015. In addition, the Corporation purchased common shares to fund the Corporation’s employee share unit plan.

Contractual Obligations and Commitments

	Total	Year 1(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$2,063	$809	$801	$224	$211	$18
Principal revenue(2)	551,237	75,010	138,826	123,533	101,868	112,000
	$553,300	$75,819	$139,627	$123,757	$102,079	$112,018

(1) The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2) The Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at the end of each contract year, to determine if the guarantee was met for that respective contract year.
(3) The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

Operating lease and principal revenue obligations will continue to be funded through working capital. The Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event that the sale of loyalty program currencies are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation has recorded approximately $2,305 on the balance sheet representing mileage inventory as part of prepaid and other assets that were related to two revenue guarantees that were not met by the Corporation.

Transactions with Related Parties

The Corporation has entered into an agreement with a company whose President is a member of the Corporation’s Board of Directors. This agreement relates to digital marketing software provided to the Corporation, and is an immaterial portion of the Corporation’s marketing and communications expenses. The total amount paid during the six month period ending June 30, 2015 was $50. The Corporation records these transactions at the amount agreed to by the related parties. These transactions are reviewed by the Audit Committee of the Corporation’s Board of Directors.

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The Corporation has an investment in China Rewards. As at June 30, 2015, the Corporation had a receivable balance of $92 from China Rewards. The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The Corporation has earned commission revenue of $14 on the aforementioned transaction.

Subsequent Events

Subsequent to the end of the quarter, on July 2, 2015, the Corporation entered into a bank credit facility agreement with Royal Bank of Canada, in which three credit facilities will be available. The first facility is a revolving term facility in the amount of $6,000 and available until July 2, 2016. The second facility is a term loan facility of $7,500 to be used solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation, and available until July 2, 2016. The third facility is a term loan facility of $7,000 to be used solely for the purposes of repurchasing the Corporation’s common shares, and available until March 8, 2016. The aggregate borrowings under both the second and third facilities may not exceed $7,500. There have been no borrowings to date under these facilities.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 52,456 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at August 4, 2015 (figures in CAD$).

Security Type	Month of Expiry	Number	Strike Price
Options	November 12, 2015	1,250	7.80
Options	February 16, 2016	50,178	11.04
Options	May 12, 2016	528	9.86
Options	July 11, 2016	500	9.17
Total		52,456

OUTSTANDING SHARE DATA

As of August 4, 2015, the Corporation has 15,535,024 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 790,120 common shares. The options have exercise prices ranging from $7.80 to $30.84 with a weighted average exercise price of $15.51. The expiration dates of the options range from November 12, 2015 to March 16, 2020.

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The following table lists the common shares issued and outstanding as at August 4, 2015 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	15,535,024
Convertible Securities: Share options	790,120	CAD$ 12,254,761
Common Shares Issued & Potentially Issuable	16,325,144	CAD$ 12,254,761
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)	90,752

(1)	The number of options available to grant is calculated as the total share option pool less the number of share options exercised and the number of outstanding share options.

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)

				Diluted
			Basic earnings	earnings
Three month period ended	Total Revenue	Net income	per share	per share
June 30, 2015	$ 67,898	$ 1,721	0.11	0.11
March 31, 2015	67,117	1,715	0.11	0.11
December 31, 2014	64,841	1,468	0.10	0.09
September 30, 2014	61,446	1,553	0.10	0.10
June 30, 2014	70,445	1,220	0.08	0.08
March 31, 2014	58,257	443	0.03	0.03
December 31,2013	69,087	2,291	0.15	0.15
September 30, 2013	54,441	1,145	0.08	0.07

Through years of successfully building and expanding partnerships with loyalty programs around the world, and deepening its understanding of loyalty program membership bases, the Corporation has built a reputation of being a leading global provider of e-commerce solutions for the global loyalty rewards industry. Since inception, the Corporation has worked to gain the trust of loyalty rewards programs of leading businesses in many industries. In its earlier years, the Corporation focused its attention on developing relationships with companies in the airline industry in the US and in Europe. In more recent years, the Corporation has focused on diversifying its loyalty program partnership base, and has placed attention on other industries which are growing and include the hotel loyalty industry, financial services industry, and the speciality retail sector. Through the addition of new partnerships year after year, the Corporation has been able to generate increased revenues on a consistent basis. In addition to this, the Corporation been able to grow revenues with existing partnerships year over year as it increases its understanding of loyalty program members through the use of direct marketing techniques and effective consumer analytics. In addition, revenue growth has come from the ability to sell additional loyalty products and services to existing partners. Generally, increases in transaction levels, revenues and gross margin will drive higher overall profitability. In the second quarter of 2015, the Corporation continued to increase its headcount in areas that would benefit the long-term strategy of the Corporation, which include advancing its loyalty commerce platform and expanding its product offering on the consumer side of the business.

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The Corporation’s revenues are primarily impacted by retention of existing partnerships and products, new partnerships and products launched during the year, and the level and type of promotional activity offered to loyalty program members during the year. In the absence of any new partner or products launched, quarterly revenues will be impacted by the level of marketing and promotional activity carried out with loyalty program members which will vary quarter over quarter. Revenues for the second quarter of 2014 were the highest in the Corporation’s history, which was the result of new reseller partnerships launched in 2013 and 2014, as well as growth in the Corporation’s existing partnership base that resulted in increased transactional levels.

The Corporation’s net income will reflect the growth in gross margin relative to the growth in expenses. Since 2013, the Corporation has gradually increased investments against advancing its loyalty commerce platform. Beginning in 2014, additional investments have been made, including the acquisition of Accruity Inc., that focus on expanding the product offering on the consumer side of the business. These increased investment levels have resulted in increased ongoing operating costs, however the Corporation anticipates these investment will generate positive return to the Corporation in future periods.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

For the Corporation’s accounting policies and critical accounting estimates and judgments, refer to the Corporation’s MD&A and consolidated financial statements for the year ended December 31, 2014. The preparation of the consolidated financial statements in accordance with IFRSs, requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses.

The IASB has issued new standards and amendments to existing standards. These changes have not yet been adopted by Corporation and could have an impact on future periods.

•

IFRS 15, Revenue from Contracts with Customers (IFRS 15). On July 22, 2015, the IASB confirmed they had decided to defer the effective date of IFRS 15 by one year. As such, the standard is mandatorily effective for the annual periods beginning on or after January 1, 2018.

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•	IFRS 9, Financial Instruments (IFRS 9)
•	Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets

These changes are described in detail in the Corporation’s 2014 annual report.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. For a detailed discussion regarding the relevant risks and uncertainties, see the Corporation’s annual MD&A for the year ended December 31, 2014. There have been no changes during the quarter ended June 30, 2015.

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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